AVALANCHE INTERNATIONAL, CORP.

5025 Pare, Unit 611

Montreal, QC, Canada H4P1P4

Tel: (514) 880-0719, E-mail: avalancheint@gmail.com

February 29, 2012

Ms. Lisa Kohl

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Avalanche International, Corp.

Registration Statement on Form S-1

Filed January 17, 2012

File No. 333-179028

Dear Ms. Kohl:

Further to your letter dated February 14, 2012, concerning the deficiencies in Form S-1 filed on January 17, 2012, we provide the following responses:

General

SEC Comment #1: 1. It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company as defined by Rule 419 of Regulation C in view of the following:

· You are a development stage company issuing penny stock;

· You have not yet generated revenues and it is unclear whether you will be able to do so within the next 12 months;

· You have no contracts or agreements with customers or advertisers and have not developed your website; and

· You have no assets, except for $6,000 in cash.

Please provide a detailed analysis addressing each of the issues described above and explaining why you believe your company is not a blank check company as defined by Rule 419. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. In either case, please revise your disclosure to state whether you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

The Company’s Response:  In response to this comment The Company referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While The Company is a development stage company, it is not a blank check company because:

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

- it has its own specific operational business plan intended to start generate revenues within 12 months of completing its offering;

- to date, it has taken substantive steps in furtherance of the business plan by the execution of a Marketing and Sales Distribution Agreement with Jiangxi Dafeng Trading Co., Ltd. a private Chinese company on December 27, 2011;

- it will acquire assets within fist months of completing its offering;

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus:

“Avalanche International, Corp. is not a Blank Check company. We have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.”

SEC Comment #2: Please revise your disclosure throughout the filing to state that you are a shell company, as it appears from your disclosure that you have both nominal operations and no assets. Refer to Rule 405 of Regulation C. In doing so, please revise your Rule 144 disclosure on page 36 to reflect the fact that you are a shell company and that Rule 144 is currently unavailable to you and will only be available if you are subsequently able to meet the conditions set forth in Rule 144(i)(2). Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

The Company’s Response: In response to this comment The Company revised its disclosure throughout the filing to state that we are a shell company:

Corporate Background and Business Overview, page 6:

“As we have nominal operations, we are a “shell company,” as that term is defined by applicable federal securities laws.  We expect that we will continue to be a shell company until we have more than nominal operations. We anticipate that if we receive $40,000.00 from this offering we should have enough money to fund operations that will be sufficient to cause us to not be a considered a shell company.  We cannot provide any guarantee or assurance, however, that in the event we raise $40,000.00 from this offering that we will have enough money to engage in those operations.

During the time that we are a shell company, holders of our restricted securities will not be able to rely on Rule 144 in connection with the sale of those restricted securities.”

Risk Factors, page 16:

“Because we are a “shell company”, the holders of our restricted securities will not be able to sell their securities in reliance on Rule 144, until we cease being a “shell company”.

We are a “shell company” as that term is defined by the applicable federal securities laws.  Specifically, because of the nature and amount of our assets and our very limited operations, pursuant to applicable federal rules, we are considered a “shell company”.  Applicable provisions of Rule 144 specify that during that time that we are a “shell company” and for a period of one year thereafter, holders of our restricted securities can not sell those securities in reliance on Rule 144.  As result, one year after we cease being a shell company, assuming we are current in our reporting requirements with the Securities and Exchange Commission, holders of our restricted securities may then sell those securities in reliance on Rule 144 (provided, however, those holders satisfy all of the applicable requirements of that rule).  For us to cease being a “shell company” we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents.”

The company also revised its Rule 144 disclosure on page 36 to reflect the fact that we are a shell company and that Rule 144 is currently unavailable to us and will only be available if we are subsequently able to meet the conditions set forth in Rule 144(i)(2):

“A total of 2,000,000 shares of common stock were issued to our sole officer and director, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. As we are a “shell company” as that term is defined by the applicable federal securities laws, because of the nature and amount of our assets and our very limited operations, applicable provisions of Rule 144 specify that during that time that we are a “shell company” and for a period of one year thereafter, holders of our restricted securities can not sell those securities in reliance on Rule 144.  As result, one year after we cease being a shell company, assuming we are current in our reporting requirements with the Securities and Exchange Commission, holders of our restricted securities may then sell those securities in reliance on Rule 144 (provided, however, those holders satisfy all of the applicable requirements of that rule).  For us to cease being a “shell company” we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents. Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.”

Prospectus Cover Page

SEC Comment #3: We note the last sentence of this page which states that “[a]ll accepted subscriptions are irrevocable, even if you subsequently learn information about us that you consider to be materially unfavorable.” Please confirm that all material information which is currently available to you is included in your prospectus and that prior to effectiveness you will continue to update your prospectus to ensure that all available material information is disclosed.

The Company’s Response: In response to this comment The Company hereby confirms that all material information which is currently available to us is included in its prospectus and that prior to effectiveness The Company will continue to update its prospectus to ensure that all available material information is disclosed.

SEC Comment #4: Please revise your disclosure to clarify that your stock may become quoted, rather than traded on the OTCBB. In this regard, we note your statement in the second paragraph on page 4 that you hope to have a market maker file an application to FINRA for “[y]our common stock to become eligible for trading on the Over-the- Counter Bulletin Board.”

The Company’s Response: In response to this comment The Company revised its disclosure to clarify that its stock may become quoted, rather than traded on the OTCBB:

“After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application with Financial Industry Regulatory Authority (“FINRA”) for our common stock to become eligible for quoting on the Over-the-Counter Bulletin Board.”

Prospectus Summary, page 6

Corporate Background and Business Overview, page 6

SEC Comment #5: In light of the fact that there is no guarantee that you will receive proceeds from this offering, please include an estimate as to how long you can continue as a going concern without obtaining additional working capital. Please discuss this estimate in the first risk factor on page 9 and in the Management’s Discussion and Analysis section of your prospectus.

The Company’s Response: In response to this comment The Company included an estimate as to how long it can continue as a going concern without obtaining additional working capital in the first risk factor on page 9 and in the Management’s Discussion and Analysis section of its prospectus:

“The Company can continue as a going concern without obtaining additional working capital for approximately next four months since the date of this prospectus.”

The Offering, page 7

SEC Comment #6: We note that you have disclosed gross proceeds to you if 100% and 50% of the shares comprising this offering are sold. Please also disclose the gross proceeds to you if 25% and 10% of the shares registered are sold, with a view towards providing investors with a balanced presentation of the proceeds you may receive in conjunction with this offering.

The Company’s Response: In response to this comment The Company disclosed the gross proceeds to us if 25% and 10% of the shares registered are sold:

Gross Proceeds if 25% of the Shares Are Sold	$20,000
Gross Proceeds if 10% of the Shares Are Sold	$8,000

SEC Comment #7: We note your indication that you will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within ninety (90) days of the close of the offering. Please tell us why you are not delivering stock certificates at the time each purchase is made, as opposed to waiting until the offering is closed, and why you are not delivering stock certificates in a shorter amount of time following each purchase.

The Company’s Response: As of today, the Company does not have a Transfer Agent. We will engage with a Transfer Agent, which will record shareholder ownership and print our stock, immediately after completing the offering. We will engage with a Transfer Agent after completing the offering as it requires additional funds. Therefore we will deliver stock certificates after the offering is closed. The setting up and printing stock certificates takes time as well as their delivering, therefore it will take approximately 30 days to deliver them. In response to this comment the company revised its disclosure to indicate that The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within thirty (30) days of the close of the offering.

Cautionary Statement Regarding Forward-Looking Statements, page 8

SEC Comment #8: The first sentence of this section implies that all statements that are not “purely historical” are forward-looking statements. However, your prospectus contains many statements relating to present facts and conditions which do not constitute forward-looking statements. Please revise your disclosure to indicate that statements in the prospectus that are not purely historical or do not relate to present facts or conditions may be considered forward-looking statements.

The Company’s Response: In response to this comment The Company revised its disclosure to indicate that statements in the prospectus that are not purely historical or do not relate to present facts or conditions may be considered forward-looking statements:

“The information contained in this prospectus, including in the documents incorporated by reference into this prospectus, includes some statements that are not purely historical or do not relate to present facts or conditions which may be considered as forward-looking statements.”

Risk Factors, page 9

Risks Relating to our Business, page 9

If we are unable to attract customers . . ., page 10

SEC Comment #9: Please revise the first sentence to state that you plan that your revenue will come from the distribution and sale of crystallized glass, as it does not appear that you have generated any revenue to date, or advise.

The Company’s Response: In response to this comment The Company revised the first sentence to state that it plans that its revenue will come from the distribution and sale of crystallized glass tile:

‘Weplan that our revenue will come from the distribution and sale of crystallized glass tile; therefore we need to attract enough customers to buy our product. We have not identified any customers and we cannot guarantee that we ever will have any customers.  Even if we obtain customers, there is no guarantee that we will generate a profit.  If we are unable to attract enough customers and generate profit, our business will fail.”

Because our sole officer and director will own 50% . . ., page 13

SEC Comment #10: Please revise this risk factor to provide the percentage of common stock of your company that Ms. Goldfinger currently owns and the percentage of common stock she will own if all of the shares registered as part of this offering are sold. In this regard, we note your statement that Ms. Goldfinger “will own 50% or more of the outstanding shares of [y]our common stock” however it appears that she already owns more than 50% of your common stock.

The Company’s Response: In response to this comment The Company revised this risk factor to provide the percentage of common stock of The Company that Ms. Goldfinger currently owns and the percentage of common stock she will own if all of the shares registered as part of this offering are sold:

Because our sole officer and director owns 100% of the company’s shares and will own 50% or more of our outstanding common stock upon completing this offering, she will make and control corporate decisions that may be disadvantageous to minority shareholders.

As of the date of this prospectus, Ms. Goldfinger, our sole officer and director, owns 100% of the company’s shares and will own 50% of our common stock if all of the shares registered as part of this offering are sold. Accordingly, she will have significant influence in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control.  The interests of Ms. Goldfinger may differ from the interests of the other stockholders and may result in corporate decisions that are disadvantageous to other shareholders.

Because company’s headquarters are located outside of the United States . . ., page 13

SEC Comment #11: Please also discuss the risk that U.S. investors may face in:

· enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Ms. Goldfinger; and

· bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Ms. Goldfinger.

The Company’s Response: In response to this comment The Company revised this risk factor as follows:

“Because our principal assets are located outside of the United States and Yulia Goldfinger, our sole director and officer, resides outside of the United States, it may be difficult for an investor to enforce any right based on U.S. federal securities laws against us and/or Ms. Goldfinger, or to enforce a judgment rendered by a United States court against us or Ms. Goldfinger.

Our principal operations and assets are located outside of the United States, and Yulia Goldfinger, our sole officer and director, is a non-resident of the United States. Therefore, it may be difficult to effect service of process on Ms. Goldfinger in the United States, and it may be difficult to enforce any judgment rendered against Ms. Goldfinger. As a result, it may be difficult or impossible for an investor to bring an action against Ms. Goldfinger, in the event that an investor believes that such investor’s rights have been infringed under the U.S. securities laws, or otherwise.  Even if an investor is successful in bringing an action of this kind, the laws of Canada may render that investor unable to enforce a judgment against the assets of Ms. Goldfinger. As a result, our shareholders may have more difficulty in protecting their interests through actions against our management, director or major shareholder, compared to shareholders of a corporation doing business and whose officers and directors reside within the United States.

Additionally, because of our assets are located outside of the United States, they will be outside of the jurisdiction of United States courts to administer, if we become subject of an insolvency or bankruptcy proceeding. As a result, if we declare bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the United States under United States bankruptcy laws.”

Use of Proceeds, page 16

SEC Comment #12: Please revise to clarify your statement in the first full paragraph on page 17 to state that if you raise less than 50%, not just “only 25%,” of the offering proceeds, the only other source of liquidity is a loan from your director.

The Company’s Response: In response to this comment The Company revised to clarify its statement in the first full paragraph on page 17 to state that if we raise less than 50%, not just “only 25%,” of the offering proceeds, the only other source of liquidity is a loan from our director:

“If we raise less than 50% of the offering proceeds the only expected source of funds to develop a website and commence marketing campaign is loan from our director.”

Plan of Distribution; Terms of the Offering, page 20

SEC Comment #13: Please revise the last sentence of the second paragraph of this section to clarify, if true, that Ms. Goldfinger will not and has not participated in the selling of any securities for any issuer more than once every twelve months.

The Company’s Response: In response to this comment The Company revised the last sentence of the second paragraph of this section to clarify, that Ms. Goldfinger will not and has not participated in the selling of any securities for any issuer more than once every twelve months:

“Ms. Goldfingerwill not and has not participated in the selling of any securities for any issuer more than once every twelve months.”

Management’s Discussion and Analysis or Plan of Operation, page 22

SEC Comment #14: Please include a discussion of known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenue or income and any events that may cause a material change in the relationship between costs and net revenue. In this regard, we note your disclosure on page 28 that the success of your business plan is dependent upon new construction and the retail sales market. Please discuss the impact that the economic downturn and slow growth in the housing market has on your business plan. Refer to Item 303(a) of Regulation S-K.

The Company’s Response: In response to this comment The Company included a discussion of known trends and uncertainties that have had or that it reasonably expects will have a material favorable or unfavorable impact on net revenue and discussed the impact that the economic downturn and slow growth in the housing market has on its business plan:

According to the National Association of Home Builders’ statistic data (Table 1), there has been substantial downturn in new single-family house sales since the second half of 2005. Our product is used principally in the new developments and home improvement, remodeling and repair work. Residential  construction  activity  for new  construction, repair and remodeling  is  closely  linked to a variety  of  factors  affected  by  general economic  conditions,  including employment levels, job and household formation, interest rates, housing prices,  availability of mortgage financing, retail sales market and  consumer confidence. Therefore, the downturn in new single-family house sales as well as economic downturn and slow growth in the housing market adversely affect our intended business.

However, since 2011 the number of new single-family house sales is growing. If this number continues growing it will have favorable impact on our business and our revenue but there is no assurance that new single-family house sales will continue growing in the future.

Table 1

Source: National Association of Home builders (http://www.nahb.org/generic.aspx?sectionID=819&genericContentID=97096)

Plan of Operation, page 23

SEC Comment #15: We note your statement that you “believe that we will be able to raise enough money through this offering to expand operations . . . .” We also note your statement in the penultimate paragraph on page 22 that you will be able to meet your expenses and expand your operations if you sell more than half of the shares in this offering. Please provide your basis for your belief that you will be able to sell more than half the shares registered in this offering, or remove such statement.

The Company’s Response: In response to this comment The Company removed such statement.

SEC Comment #16: Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus, appropriately marked to highlight the sections relied upon. We note the following examples:

· “This is new and an environmental friendly material that can be used in any residential, commercial indoor and outdoor surfacing applications, generally for flooring.” (pages 23, 27 and elsewhere);

· “Crystallized Glass Tile (also known as Perfect White Tile) is an innovative construction material of superior whiteness and brilliant radiance that adds a clean, stylish and modern look to any place where it’s used.” (page 28);

· “It has natural stone features and has more beautiful smooth and shining surface, high hardness and nontoxic.” (page 28); and

· Please provide support for the “Advantages of crystallized glass tile” listed on page 28. In making your revisions, please ensure that you include the basis for your statements that the product is “environmentally friendly” and any standard used by you in determining that your products qualify as such. These are examples only. Please provide us with these reports or studies or tell us if the statement represents management’s belief. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

The Company’s Response: In response to this comment The Company deleted the qualitative and comparative statement throughout the prospectus.

Liquidity and Capital Resources, page 26

SEC Comment #17: We note your statement in the penultimate paragraph on page 26 that Ms. Goldfinger “may be willing to provide funds required to maintain the reporting status” of your company. However, we note your statement on page 17 and elsewhere in the prospectus that Ms. Goldfinger “has verbally agreed to loan the company funds to complete the registration process and to maintain a reporting status with the SEC.” Please revise to clarify whether Ms. Goldfinger has verbally agreed to provide funds to you.

The Company’s Response: In response to this comment The Company revised to clarify that Ms. Goldfinger has verbally agreed to provide funds to us:

“As of the date of this registration statement, the current funds available to the Company will not be sufficient to continue maintaining a reporting status.  The company’s sole officer and director, Yulia Goldfinger, has verbally agreed to loan the company funds to complete the registration process and to maintain a reporting status with the SEC in the form of a non-secured loan for the next twelve months as the expenses are incurred if no other proceeds are obtained by the Company; however, there is no contract in place or written agreement securing this agreement. Management believes if the company cannot maintain its reporting status with the SEC it will have to cease all efforts directed towards the company. As such, any investment previously made would be lost in its entirety.”

Description of Business, page 27

SEC Comment #18: In an appropriate place in your disclosure, please explain why you determined to distribute crystallized glass tile, as opposed to some other type of tile or flooring material.

The Company’s Response: In response to this comment The Company explained on page 28 why it determined to distribute crystallized glass tile, as opposed to some other type of tile or flooring material:

“We determined to distribute crystallized glass tile, as opposed to some other type of tile or flooring material because we believe that it is new and innovative construction material, we believe that it has true white color, high hardness and ware resistance as it made under extremely high temperature. We anticipate that crystallized glass will become very popular flooring material.”

SEC Comment #19: Please revise the first sentence of the second paragraph on page 28 to state that you plan to distribute crystallized glass in North America, as you have not distributed any product and there is no guarantee you will be able to do so.

The Company’s Response: In response to this comment The Company revised the first sentence of the second paragraph on page 28 to state that it plans to distribute crystallized glass in North America.

Agreement with our supplier, page 30

SEC Comment #20: We note that the agreement you describe here gives you the exclusive right to distribute the Supplier’s product in the USA and Canada. In an appropriate place in your disclosure, disclose whether you plan to retain other suppliers.

The Company’s Response: In response to this comment The Company disclosed that as of today it does not plan to retain other suppliers:

“As of today we do not plan to retain other suppliers. If Jiangxi Dafeng Trading Co., Ltd. decreased or terminated its relationship with us our business would likely fail if we are unable to find a substitute for that company.”

Government Regulations, page 32

SEC Comment #21: We note that you plan to ship crystallized glass from your supplier in China to potential customers in North America. Please provide additional detail regarding the government regulations applicable to the export of goods from China into North America, or tell us why you are not required to do so. Refer to Item 101(h)(4)(ix) of Regulation S-K. Please also explain your reference to Ecuador in the last section of this sentence, as you do not mention Ecuador or conducting business in South America elsewhere in your prospectus.

The Company’s Response: In response to this comment The Company provided additional detail regarding the government regulations applicable to the export of goods from China into North America.

The Company also deleted its reference to Ecuador:

“We do not believe that regulation will have a material impact on the way we conduct our business. We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the industry in any jurisdiction which we would conduct activities. Our supplier will be responsible for Export Customs Duty in the People's Republic of China and our customers will be responsible for tariffs or "customs duties" according to The Harmonized Tariff Schedule of the United States. A tariff (or duty, the words are used interchangeably) is a tax levied by governments on the value of imported products.”

Management, page 32

Biographical Information and Background of Officers and Directors, page 32

SEC Comment #22: Please provide the name of the real estate business that you reference in this section and the year in which Ms. Goldfinger was first employed with such business. Also state, if true, that Ms. Goldfinger owns such business. Please provide additional detail regarding the responsibilities and activities performed by Ms. Goldfinger in running this business, with a view towards providing investors with adequate disclosure regarding Ms. Goldfinger’s prior business experience. Refer to Item 401(e) of Regulation S-K.

The Company’s Response: In response to this comment The Company provided additional details:

In 2004 she set up her own real estate company, Alians, LLC and worked as CEO of this company until 2007, when she resigned. She was responsible for general and administrative duties. Ms. Goldfinger still owns this company and responsible for strategic plans of the company and decision-making.

Financial Statements, page 40

SEC Comment #23: Reference is made to the second sentence in the second paragraph on page 40. Please confirm that you plan to provide audited financial statements to your stockholders on a quarterly, as opposed to annual, basis or revise your disclosure to indicate the frequency of providing audited financial statements.

The Company’s Response: In response to this comment The Company revised its disclosure to indicate the frequency of providing audited financial statements:

“Our fiscal year end is November 30. We will provide audited financial statements to our stockholders on an annual basis; the statements will be audited by a firm of Certified Public Accountants.”

Report of Independent Registered Public Accounting Firm, page F-1

SEC Comment #24: The first sentence of the report refers to restated statements of operations, stockholders’ equity and cash flows. Please have your auditor explain to us why the financial statements have been restated and provide the disclosure required by ASC 250-10-50-7. If the financial statements have not been restated please ensure your auditors provide, and you include in your amendment, a properly worded report.

The Company’s Response: In response to this comment The Company’s auditor provided us with the updated report.

Notes to Financial Statements, page F-6

Note 1. Organization and Business Operations, page F-6

SEC Comment #25: Reference is made to the second sentence in Note 1. This description of your business is not consistent with descriptions elsewhere in the registration statement. Please revise.

The Company’s Response: In response to this comment The Company revised the second sentence in Note 1.

Exhibit Index, page 55

Exhibit 5.1

SEC Comment #26: Please have counsel include the file number of the registration statement.

The Company’s Response: The Company’s counsel included the file number of the registration statement in the updated 5.1 legal opinion letter.

Exhibit 23.1

SEC Comment #27: The first sentence of the consent refers to reports dated October 13, 2011 and financial statements as of November 30, 2011. One audit report dated January 16, 2012 is included in the registration statement and that report is related to the financial statements as of November 30, 2011 and for the period April 14, 2011 (inception) to November 30, 2011. Please ask your auditor to provide you with an updated consent which refers to the correct audit report and all financial statements opined upon and include the updated consent in your amendment.

The Company’s Response: The Company’s auditor provided us with the updated consent.

Please direct any further comments or questions you may have to the company's email address at avalancheint@gmail.com or to the company's legal counsel Mr. Thomas E. Stepp, Jr. at:

Thomas E. Stepp, Jr.
Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618

Tel. (949) 660-9700 ext. 124

Fax.  (949) 660-9010

Email: tes@stepplawgroup.com

Thank you.

Sincerely,

/S/ Yulia Goldfinger

Yulia Goldfinger, President